July 26, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Mr. Ameen Hamady

                    Division of Corporation Finance

                    Office of Manufacturing and Construction

Re:	POSCO Annual Report on Form 20-F

Dear Mr. Ameen Hamady:

Reference is made to your letter dated July 15, 2019 (the “Comment Letter”) addressed to POSCO (“POSCO” or the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided its comment to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018 (the “Annual Report”). The Company would like to thank you for your review of the Annual Report.

The Company sets forth in this letter its response to the comment in your letter. For your convenience, the Company has included the text of the Staff’s comment in bold and keyed its response accordingly.

2. Statement of Compliance

Changes in Accounting Policies, page F-35

1.

We note your disclosure that, as a result of the adoption of IFRS 15, certain costs you previously capitalized were now determined to be costs that would be expensed as incurred due to such costs having been incurred regardless of whether a contract was obtained. Please further tell us and disclose, if material, whether you still capitalize any costs to obtain or fulfill a contract consistent with IFRS 15. To the extent you do, please tell us your consideration of the disclosure requirements in IFRS 15.127 through 128.

The Company respectfully advises the Staff that none of the costs of obtaining a contract are capitalized for the following reasons:

(a) the cost is incurred regardless of whether the contract is obtained; or

Mr. Ameen Hamady

Securities and Exchange Commission, p. 2

(b) the incremental costs are not expected to be recovered.

As of December 31, 2018, the Company’s Construction Segment capitalized approximately Won 73.0 billion of its fulfillment costs as assets (compared to approximately Won 46.8 billion as of January 1, 2018). The Company respectfully advises the Staff that it does not believe that such amounts are material. Accordingly, the Company did not disclose, after due consideration, information required under IFRS 15.127 through 128.

3. Summary of Significant Accounting Policies

Revenue from Contracts with Customers, page F-56

2.	Given the long term nature of your contracts in your construction segment, please further clarify the following:

•

Whether your contracts contain a significant financing component. If the significant financing component is material, please revise to disclose this information pursuant to IFRS 15.65. If you relied upon the practical expedient based pursuant to IFRS 15.63, disclose this pursuant to IFRS 15.129 and confirm to us the timing between progress payments and transfer of control and payment was not expected to exceed one year; and

As of December 31, 2018, the Company’s Construction Segment did not have any long-term advance payments received, and recognized Won 353 billion as long-term trade receivables. The Company has presented the effects of the related significant financing components separately from revenue and recognized interest income of Won 27.1 billion for the year ended December 31, 2018.

Current trade receivables and advance payments received that do not exceed one year are respectively Won 1,372 billion and Won 281 billion as of December 31, 2018. Other than the contracts mentioned in the preceding paragraph, the Company believes there is no significant financing component in the contracts in its Construction Segment. This is because the expected length of time between when the Company transfers the promised goods or services and when the customer pays for the goods or services does not exceed one year, and there is no difference between the amount of promised consideration and the cash selling price of the promised goods or services.

•	How you considered the disclosure requirements related to your remaining performance obligations for the periods presented. Refer to IFRS 15.120 through 122.

In its future filings of annual report on Form 20-F, with the following disclosure as an example of planned disclosure using information as of December 31, 2018, the Company will disclose the aggregate amounts of transaction prices allocated to its performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period on a quantitative basis that apply the duration periods that the Company believes to be appropriate.

Mr. Ameen Hamady

Securities and Exchange Commission, p. 3

[Example]

Transaction Price Allocated to the Remaining Unsatisfied Performance Obligations

Remaining unsatisfied performance obligations (“RUPO” or “order backlog”) represent the transaction price for products and services for which we have a material right but work has not been performed. Transaction price of the order backlog includes the base transaction price, variable consideration and changes in transaction price. The transaction price of order backlog related to unfilled but confirmed customer orders is estimated at each reporting date. As of December 31, 2018, the aggregate amount of the transaction price allocated to order backlog was Won 13,959,290 million. The Company expects to recognize revenue on approximately 40% of the order backlog in 2019 and 60% in 2020 and beyond.

The following table details the order backlog for each business segment as of December 31, 2018:

				(In millions of Won)
	2019	2020	2021	2022 and beyond	Total
Construction Segment	5,343,887	4,303,545	1,832,395	2,128,396	13,608,223
Others Segment	268,997	80,625	161	1,284	351,067

*    *    *    *    *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, notwithstanding any review, comments, action or absence of action by the Staff.

The Company hopes that the foregoing is responsive to your inquiries. Please direct any further questions or comments to POSCO’s Finance Department at +82-2-3457-1386 (fax:+82-2-3457-1982), or POSCO’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at +82-2-6353-8020 (fax at +82-2-6353-8099 and e-mail at jhan@cgsh.com).

Sincerely,

/s/ Lim, Seung-Kyu
Lim, Seung-Kyu
Corporate Strategy & Planning Division Finance Department

Mr. Ameen Hamady

Securities and Exchange Commission, p. 4

cc:	Melissa Rocha
Division of Corporation Finance

Jinduk Han
Partner
Cleary Gottlieb Steen & Hamilton LLP